               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
         (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES
                      EXCHANGE ACT OF 1934)
             Nordic American Tanker Shipping Limited
                        (NAME OF ISSUER)
             Nordic American Tanker Shipping Limited
              (NAME OF PERSON(S) FILING STATEMENT)

COMMON SHARES, PAR VALUE $.01 PER SHARE            G65773106
(TITLE OF CLASS OF SECURITIES)      (CUSIP NUMBER OF CLASS OF
                                    SECURITIES)
                        Herbjorn Hansson
             Nordic American Tanker Shipping Limited
                           Cedar House
                         41 Cedar Avenue
                         Hamilton  HM EX
                             Bermuda
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS(S) FILING STATEMENT)
                           COPIES TO:
                          Gary J. Wolfe
                         Seward & Kissel
                     One Battery Park Plaza
                    New York, New York  10004
                         (212) 574-1200
                        OCTOBER 29, 1998
(DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
HOLDERS)
                    CALCULATION OF FILING FEE
TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
$29,000,000                            $5,800

- Calculated solely for the purpose of calculating the filing fee, based on the purchase of 1,870,967 shares at $15.50 per share.
\ \ Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing

Amount Previously Paid:   Not applicable Filing party:  Not applicable
Form or Registration No.: Not applicable Date Filed:    Not applicable

                          INTRODUCTION

    This Schedule 13E-4 relates to the cash tender offer by Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), to purchase its common shares, par value $0.01 per share (the "Shares"), at a price between $11.50 and $15.50, net to the seller in cash, without interest, and upon the terms and conditions set forth in the offer to purchase dated October 29, 1998 (the "Offer to Purchase") (a copy of which is filed as Exhibit (a)(1) hereto) and the form of letter of transmittal (the "Letter of Transmittal") (a copy of which is filed as Exhibit
(a)(2) hereto). The Offer to Purchase together with the related Letter of Transmittal, as may be amended, constitute the "Offer."

ITEM 1.  SECURITY AND ISSUER.

    (a)  The name of the issuer is Nordic American Tanker
Shipping Limited and the address of its principal executive office is Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda.

    (b) The class of securities to which this statement relates is the Shares, of which up to 16% of such outstanding Shares are being sought net to seller in cash. According to the most recent Annual Report on Form 20-F of the Company, there are issued and outstanding 11,813,850 Shares. Additional information concerning the number of outstanding Shares is set forth under the caption "Introduction" in the Offer to Purchase and is incorporated herein by reference. The information set forth in Section 1 of the Offer to Purchase is incorporated herein by reference.

    (c)  The information set forth in the Introduction and in
Section 7 of the Offer to Purchase is incorporated herein by reference.

    (d)  This statement is being filed by the Company.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)  The information set forth in the Introduction and in
Section 8 of the Offer to Purchase is incorporated herein by reference.

    (b)  The information set forth in the Introduction and in
Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
         OF THE ISSUER OR AFFILIATE.





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

    (a-j)  The information set forth in the Introduction and in
Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
         WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a-b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)  Not Applicable.

    (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

    (d)  None.

    (e)  None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)   Form of Offer to Purchase dated October 29, 1998.
    (a)(2) Form of Letter of Transmittal dated October 29, 1998, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
    (a)(3)   Form of Notice of Guaranteed Delivery.
    (a)(4) Form of letter from Lazard Freres & Co. LLC to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated October 29, 1998.



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

    (a)(5) Form of letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated October 29, 1998.
    (a)(6) Form of letter to shareholders from Herbjorn Hansson, Chairman of the Board and Chief Executive Officer of the Company dated October 29, 1998.
    (a)(7)   Summary Advertisement dated October 29, 1998.
    (a)(8)   Press Release dated October 29, 1998.
    (a)(9) English translation of Norwegian Language Explanatory Letter sent to holders of the Company's common shares traded on the Oslo Stock Exchange.
    (b) Commitment Letter Agreement, dated October 23, 1998, between the Company and Den norske Bank ASA
    (c)      Not Applicable.
    (d)      Not Applicable.
    (e)      Not Applicable.
    (f)      Not Applicable.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 29, 1998

                   Nordic American Tanker Shipping Limited


                   /s/ Herbjorn Hansson
                   ___________________________________
                   (Name)    Herbjorn Hansson
                   (Title)   Chairman and Chief Executive Officer

                          EXHIBIT INDEX

(a)(1)   Form of Offer to Purchase dated October 29, 1998       1
(a)(2) Form of Letter of Transmittal dated October 29, 1998, together with Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9          35
(a)(3)   Form of Notice of Guaranteed Delivery                 53
(a)(4) Form of letter from Lazard Freres & Co. LLC to Brokers, Dealers, Commercial Banks, Trust Companies and other
         Nominees dated October 29, 1998                       57
(a)(5) Form of letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
         dated October 29, 1998                                60
(a)(6) Form of letter to shareholders from Herbjorn Hansson, Chairman of the Board and Chief Executive Officer of the
         Company dated October 29, 1998                        65
(a)(7)   Summary Advertisement dated October 29, 1998          67
(a)(8)   Press Release dated October 29, 1998                  68
(a)(9) English translation of Norwegian Language Explanatory Letter sent to holders of the Company's common shares
         traded on the Oslo Stock Exchange                     69
 (b)     Commitment Letter, dated October 23, 1998, from Den
         norske Bank ASA to the Company.                       74

             NORDIC AMERICAN TANKER SHIPPING LIMITED

    Offer To Purchase For Cash Up To 1,870,967 Common Shares
         At A Purchase Price Not In Excess Of $15.50 Nor
                   Less Than $11.50 Per Share


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
11:00 P.M., OSLO TIME AND 5:00 P.M., NEW YORK CITY TIME, ON
NOVEMBER 30, 1998, UNLESS THE OFFER IS EXTENDED OR TERMINATED
NORDIC AMERICAN TANKER SHIPPING LIMITED

    Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), hereby invites its shareholders to tender shares of its common shares, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together as may be amended constitute the "Offer." The Company will determine the single per Share price, not in excess of $15.50 nor less than $11.50 per Share, net to the seller in cash, without interest, that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders (the "Purchase Price"). The Company will select the lowest Purchase Price that will allow it to buy up to 1,870,967 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $15.50 nor less than $11.50 per Share) at an aggregate purchase price not exceeding $29.0 million. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned at the Company's expense to the shareholders who tendered such Shares. The Company reserves the right, in its sole discretion to purchase more than 1,870,967 Shares pursuant to the Offer. See Section 14.

    The Offer is being made in connection with a Special General Meeting of the shareholders of the Company to be held on November 30, 1998 (the "Special General Meeting") duly called by the Board of Directors of the Company on October 15, 1998 in accordance with the Bermuda Companies Act 1981 (the "Companies Act") to consider and take action upon, among other things, an amendment to the Bye-Laws of the Company (the "Amendment") to permit the Company to incur debt to fund the purchase of Shares pursuant to the terms and conditions of the Offer. The Company gave notice to the shareholders of the Company of the Special General Meeting on October 29, 1998 concurrently herewith and has delivered to each shareholder of record together with this Offer to Purchase a proxy statement describing the matters to be voted upon, including the Amendment. As the Company is a foreign private issuer, the proxy statement is not subject to the proxy rules of the United States Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). See "Special Factors" herein.

    The Company has arranged to obtain the funds necessary to finance the Offer from bank borrowings in the form of a loan. A loan will be provided by Den norske Bank ASA (the "Lender"). The Lender has issued a commitment letter dated October 23, 1998 (the "Commitment Letter"), under which, subject to certain conditions, including the approval of the Amendment by an affirmative vote of holders of not less than 66 2/3% of the Company's outstanding Shares at the Special General Meeting, it has agreed to enter into a loan agreement (the "Loan Agreement") with the Company. Under the Loan Agreement, subject to certain conditions, the Lender will agree to make available to the Company a loan facility in the principal amount of $30 million (the "Loan").
See Section 2.

    THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES
BEING TENDERED.  THE OFFER IS SUBJECT TO CERTAIN OTHER
CONDITIONS.  SEE SECTION 6.
       __________________________________________________

The Dealer-Manager for the Offer is:   The International
                                       Dealer-Manager for the
                                       Offer is:


LAZARD FRERES & CO. LLC            Lazard Capital Markets
     The date of this Offer to Purchase is October 29, 1998

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS (I) THE COMPANY, ACTING THROUGH ITS BOARD OF DIRECTORS AND IN ACCORDANCE WITH THE COMPANIES ACT, HOLDING THE SPECIAL GENERAL MEETING TO CONSIDER THE AMENDMENT; (II) THE AFFIRMATIVE VOTE OF 66 2/3 % OF THE OUTSTANDING SHARES AT THE SPECIAL GENERAL MEETING ADOPTING AND APPROVING THE AMENDMENT; (III) THE RATIFICATION AND APPROVAL OF THE LOAN AGREEMENT BY THE BOARD OF DIRECTORS OF THE COMPANY IN RESPECT OF FUNDS TO PURCHASE SHARES AND FULFILLMENT OF THE CONDITIONS FOR DRAWDOWN OF THE LOAN THEREUNDER; AND (IV) IF REQUIRED, THE FILING WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE OSLO STOCK EXCHANGE (THE "OSE") OR ANY OTHER REGULATING AGENCY, AS APPLICABLE, OF ANY DOCUMENTS REQUIRED TO BE FILED WITH ANY SUCH AGENCY AND DISTRIBUTED TO THE SHAREHOLDERS. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

    The Shares are listed and traded on the American Stock Exchange (the "AMEX") under the symbol "NAT" and are traded on the OSE under the symbol "NAT." On October 28, 1998, the last full trading day on the AMEX prior to the announcement and commencement of the Offer the closing per Share sales price as reported by the AMEX was $11 7/8. On October 8, 1998, the last fully trading day on the OSE prior to the announcement and commencement of the Offer on which a transaction with the Shares was reported, the quotation per Share as reported on the OSE was NOK 125. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7. The cash dividend of $0.30 per Share for the fourth quarter of 1998, payable on November 12, 1998 to a holder of record at the close of business on October 28, 1998, will be paid on Shares tendered and purchased by the Company, but no dividend will be paid in respect of such Shares for any dividend period commencing on or after October 28, 1998. See Section 7.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NEITHER ITS MANAGER, UGLAND NORDIC SHIPPING ASA NOR ANY OF THE COMPANY'S DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.IMPORTANT

    Any holder of Shares who holds Shares that trade on the AMEX and are not entered in the Norwegian Verdipapirsentralen (the "VPS"), an electronic clearing system used in connection with stocks that trade on the Oslo Stock Exchange, wishing to tender all or any part of his or her Shares should either (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "US Depositary"), and either mail or deliver the share certificates for such Shares to the US Depositary (with all such other documents) or tender such Shares pursuant to the procedure for book-entry tender set forth in
Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effectuate the transaction for such holder. Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person if they desire to tender their Shares. Any shareholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the US Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the US Depositary, in any case, by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3. Any holder of Shares that trade on the OSE and are entered in the VPS may tender all or part of his or her Shares and acceptance of the Offer in respect of Shares traded on the OSE can be made by means of the Letter of Transmittal in accordance with the instructions provided in the Norwegian Language Explanatory Letter provided to holders of Shares traded on the OSE and in the Letter of Transmittal and either mail or deliver it with any required documents to Den norske Bank ASA (the "Norwegian Depositary)." See Section 16 of the Offer to Purchase.

    TO PROPERLY TENDER SHARES, SHAREHOLDERS MUST VALIDLY COMPLETE
THE LETTER OF TRANSMITTAL INCLUDING THE SECTION RELATING TO THE
PRICE AT WHICH THEY ARE TENDERING SHARES.

    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agents or to the Dealer-Managers at the irrespective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Information Agents.

    THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY
RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER

SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                             SUMMARY

    This general summary is provided for the convenience of the Company's shareholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.


Number of Shares to be Purchased............1,870,967 Shares (or such lesser number of Shares as are validly
                                            tendered at prices not in excess
                                            of $15.50 nor less than $11.50 per
                                            Share) at an aggregate purchase
                                            price not exceeding $29.0 million.

Purchase Price..............................The Company will determine a single per Share net cash price,
                                            not greater than $15.50 nor less
                                            than $11.50 per Share, that it
                                            will pay for Shares validly
                                            tendered.  All Shares acquired in
                                            the Offer will be acquired at the
                                            Purchase Price.  Each shareholder
                                            desiring to tender Shares must
                                            (i) specify in the Letter of
                                            Transmittal the minimum price (not
                                            greater than $15.50 nor less than
                                            $11.50 per Share) at which such
                                            shareholder is willing to have
                                            Shares purchased by the Company or
                                            (ii) elect to have such
                                            shareholder's Shares purchased at
                                            a price determined by the Dutch
                                            Auction tender process, which
                                            could result in such Shares being
                                            purchased at the minimum price of
                                            $11.50 per Share.

Market Price of Shares......................On October 28, 1998, the last full trading day on the AMEX and the
                                            OSE prior to the announcement of
                                            the Offer, the closing per Share
                                            sales price as reported on the
                                            AMEX was $11 7/8 and on October 8,
                                            1998, the last fully trading day
                                            on the OSE prior to the
                                            announcement and commencement of
                                            the Offer on which a transaction
                                            on the Shares was reported, the
                                            closing per Share quotation sales
                                            price as reported on the OSE was

                                            NOK 125.  The Company urges
                                            shareholders to obtain current
                                            quotations of the market price of
                                            the Shares.

Dividends...................................The Company has declared a quarterly dividend of $0.30 per
                                            Share payable on November 12,
                                            1998, to shareholders of record at
                                            the close of business on October
                                            28, 1998.  Shareholders of record
                                            at the close of business on
                                            October 28, 1998 who tender their
                                            Shares pursuant to the Offer will
                                            receive the dividend.

How to Tender Shares........................See Section 3.  Call the
                                            Information Agent or consult your
                                            broker for assistance.
Brokerage Commissions and Stock
Transfer Tax................................Tendering shareholders will not be obligated to pay brokerage fees or
                                            commissions to the Dealer-
                                            Managers, the US Depositary, the
                                            Norwegian Depositary or or the
                                            Information Agents or  except as
                                            set forth in Instruction 7 to the
                                            Letter of Transmittal, transfer
                                            taxes on the sale of Shares
                                            pursuant to the Offer.  A
                                            tendering shareholder who holds
                                            securities with such shareholder's
                                            broker may be required by such
                                            broker to pay a service charge or
                                            other fee.

Expiration and Proration Dates..............November 30, 1998, at 11:00 p.m.,
                                            Oslo time, 5:00 p.m., New York
                                            City time, unless extended by the
                                            Company.

Payment Date................................As soon as practicable after the
                                            Expiration Date.

Position of the Company and its
Directors...................................Neither the Company nor its Board
                                            of Directors makes any
                                            recommendation to any shareholder
                                            as to whether to tender or refrain
                                            from tendering Shares.  See
                                            Section 10 for information
                                            regarding the intentions of the
                                            Company's manager and the
                                            Company's directors and executive
                                            officers with respect to tendering
                                            Shares pursuant to the Offer.

Withdrawal Rights...........................Tendered Shares may be withdrawn at any time until 11:00 p.m., Oslo
                                            time, 5:00 p.m., New York City
                                            time, on November 30, 1998, and
                                            unless theretofore accepted for
                                            payment by the Company pursuant to
                                            the Offer, may also be withdrawn
                                            at any time after 11:00 p.m. Oslo
                                            time, and 5:00 p.m. New York City
                                            time on December 24, 1998 unless
                                            the Offer is extended by the
                                            Company.

Odd Lots....................................There will be no proration of
                                            Shares tendered by any shareholder
                                            owning beneficially fewer than 100
                                            Shares in the aggregate if such
                                            shareholder tenders all such
                                            Shares at or below the Purchase
                                            Price prior to the Expiration Date
                                            and checks the "Odd Lots" box in
                                            the Letter of Transmittal.

Further Developments Regarding the Offer....Call the  Information Agents,  or
                                            the Dealer-Managers or consult
                                            your broker.

    THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                        TABLE OF CONTENTS

SECTION                                                      PAGE

SUMMARY
INTRODUCTION...............................................4
SPECIAL FACTORS............................................10
Special General Meeting to Consider the Amendment..........10
THE OFFER..................................................11
1.   Number of Shares; Proration...........................11
2.   Purpose of The Offer and Plans for the Company after the
     Offer.................................................13
3.   Procedures for Tendering Shares.......................15
4.   Withdrawal Rights.....................................17
5.   Purchase of Shares and Payment of Purchase Price......18
6.   Certain Conditions of the Offer.......................19
7.   Price Range of Shares; Dividends......................20
8.   Source and Amount of Funds............................22
9.   Certain Information Concerning the Company............22
10.  Interest of Directors and Officers; Transactions and
     Arrangements Concerning Shares........................26
11.  Effects of the Offer on the Market For Shares; Registration
     Under the Exchange Act................................26
12.  Certain Legal Matters; Regulatory Approvals...........26
13.  Certain United States Federal Income Tax Consequences.    27
14.  Extension of Offer; Termination; Amendment............30
15.  Fees and Expenses.....................................31
16.  Overseas Tender Procedures, Currency Risk and Tax
     Consequences..........................................32
17.  Miscellaneous.........................................33

    THIS OFFER TO PURCHASE CONTAINS CERTAIN "FORWARD LOOKING STATEMENTS" THAT ARE SUBJECT TO RISK AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS AND PERFORMANCE COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED DEPENDING ON, AMONG OTHER THINGS, FLUCTUATIONS IN OIL AND GAS PRICES, REGIONAL ECONOMIC AND POLITICAL CONDITIONS AND INSTABILITY, THE STATE OF THE INTERNATIONAL OIL TANKER MARKET, ADVERSE CURRENCY FLUCTUATIONS AND OTHER FACTORS NOT WITHIN THE COMPANY'S ABILITY TO PREDICT OR CONTROL.

To the Holders of Common Shares of Nordic American Tanker
Shipping Limited:

                          INTRODUCTION

    Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), invites its shareholders to tender shares of its common shares, par value $0.01 per share (the "Shares"), to the Company at prices not in excess of $15.50 nor less than $11.50 per Share in cash, as specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together as may be amended constitute the "Offer." The Company will determine the single per Share price, not in excess of $15.50 nor less than $11.50 per Share, net to the seller in cash and without interest thereon (the "Purchase Price"), that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 1,870,967 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $15.50 nor less than $11.50 per Share) at an aggregate purchase price not exceeding $29.0 million. All Shares properly tendered prior to the expiration of the Offer at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned at the Company's expense to the shareholders who tendered such Shares. The Company reserves the right, in its sole discretion, to purchase more than 1,870,967 Shares pursuant to the Offer. See
Section 14.

    The Offer is being made in connection with a Special General Meeting of the shareholders of the Company to be held on November 30, 1998 (the "Special General Meeting") duly called by the Board of Directors of the Company on October 1529, 1998 in accordance with the Bermuda Companies Act 1981 (the "Companies Act") to consider and take action upon, among other things, an amendment to the Bye-Laws of the Company (the "Amendment") to permit the Company to incur debt to fund the purchase of Shares pursuant to the terms and conditions of the Offer. The Company gave notice to the shareholders of the Company of the Special General Meeting on October 29, 1998 concurrently herewith and has delivered to each shareholder of record together with this Offer to Purchase a proxy statement describing the matters to be voted upon, including the Amendment. As the Company is a foreign private issuer, the proxy statement is not subject to the proxy rules of the United States Securities and Exchange Commission under the

Securities Exchange Act of 1934 (the "Exchange Act").  See
"Special Factors" herein.

    The Company has arranged to obtain the funds necessary to finance the Offer from bank borrowings in the form of a loan. A loan will be provided by Den norske Bank ASA (the "Lender"). The Lender has issued a commitment letter dated October 23, 1998 (the "Commitment Letter"), under which, subject to certain conditions, including the approval of the Amendment by an affirmative vote of holders of not less than 66 2/3% of the Company's outstanding Shares at the Special General Meeting, it has agreed to enter into a loan agreement (the "Loan Agreement") with the Company. Under the Loan Agreement, subject to certain conditions, the Lender will agree to make available to the Company a loan facility in the principal amount of $30 million (the ""Loan""). See Section 2.

    The cash dividend of $0.30 per Share for the fourth quarter of 1998, payable on November 12, 1998 to a holder of record at the close of business on October 278, 1998, will be paid on Shares tendered and purchased by the Company, but no dividend will be paid in respect of such Shares for any dividend period commencing on or after October 278, 1998. See Section 7.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS (I) THE COMPANY, ACTING THROUGH ITS BOARD OF DIRECTORS AND IN ACCORDANCE WITH THE COMPANIES ACT, HOLDING THE SPECIAL GENERAL MEETING TO CONSIDER THE AMENDMENT; (II) THE AFFIRMATIVE VOTE OF 66 2/32/3 % OF THE OUTSTANDING SHARES ADOPTING AND APPROVING THE AMENDMENT AT THE SPECIAL GENERAL MEETING;, (III) THE RATIFICATION AND APPROVAL OF THE LOAN AGREEMENT BY THE BOARD OF DIRECTORS OF THE COMPANY IN RESPECT OF FUNDS TO PURCHASE SHARES AND FULFILLMENT OF THE CONDITIONS FOR DRAWDOWN OF THE LOAN THEREUNDER;, AND (IV) IF REQUIRED, THE FILING WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), THE OSLO STOCK EXCHANGE ("OSE") OR ANY OTHER REGULATING AGENCY, AS APPLICABLE, OF ANY DOCUMENTS REQUIRED TO BE FILED WITH ANY SUCH AGENCY AND DISTRIBUTED TO THE SHAREHOLDERS (THE "DISCLOSURE DOCUMENTS").

    THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES
BEING TENDERED.  THE OFFER IS SUBJECT TO CERTAIN OTHER
CONDITIONS.  SEE SECTION 6.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE BYE-LAW AMENDMENT AND THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NEITHER ITS MANAGER, UGLAND NORDIC SHIPPING ASA (THE

"MANAGER") NOR ANY OF THE COMPANY'S DIRECTORS OR EXECUTIVE
OFFICERS INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

    Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 1,870,967 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares first from all Odd-Lot Holders (as defined in Section 1) who validly tender all their Shares at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer) and then on a pro rata basis from all shareholders who properly tender Shares at prices at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer). See Section 1. The Purchase Price will be paid net to the tendering shareholder in cash without interest for all Shares purchased. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, share transfer taxes on the purchase of Shares by the Company. Shareholders holding Shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if shareholders tender Shares through such brokers or banks and not directly to the Norwegian Depositary or US Depositary. HOWEVER, ANY TENDERING US SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE US DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED AS PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. The Company will pay all fees and expenses of Lazard Freres & Co. LLC (the "Dealer-Manager"), Lazard Capital Markets (the "International Dealer-Manager"), ChaseMellon Shareholder Services L.L.C. (the "US Depositary"), Den norske Bank ASA (the "Norwegian Depositary"), and ChaseMellon Shareholder Services L.L.C. (the "US Information Agent") and DnB Markets (the "Scandinavian Information Agent") incurred in connection with the Offer. See Section 15.

    The Company was incorporated by the Bermuda Registrar of Companies in June, 1995. The Company operates a modern fleet of three vessels consisting of Suezmax tankers (the "Vessels"). The Vessels were delivered in 1997 at an aggregate price of approximately $170.7 million. The Company was formed and continues to operate for the purpose of owning, chartering and disposing of the Vessels. The Vessels are chartered to BP Shipping Limited (the "Charterer"), a wholly-owned subsidiary of the British Petroleum Company plc ("British Petroleum"), on separate "hell and high water" bareboat charters (each a "Charter") with original seven year terms (the "Original Term"), plus seven one-year extension options on the part of the Charterer. British Petroleum has guaranteed the obligation of the Charterer under the Charters. Pursuant to the terms of the Charters, the obligation of the Charterer to pay charterhire is absolute and does not depend on whether the Vessels are damaged, unfit for use or for any other reason whatsoever. The Company's policy is to pay dividends to the holders of Shares in amounts substantially equal to the amounts received by the Company under the Charters, less expenses. See Section 9 hereof.

    The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices for the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. The Board believes such purchase should benefit the Company and its shareholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time in a "Dutch Auction" procedure will increase shareholder value.

    The Offer provides shareholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $15.50 nor less than $11.50 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without, where Shares are tendered by the registered owner thereof directly to the US Depositary, (or through the Norwegian Depositary), the usual transaction costs associated with open market sales. The Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Shareholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets.

    The Company estimates that the amount required to purchase 1,870,967 outstanding Shares that may be tendered and accepted for purchase pursuant to the Offer at a price of $15.50 per Share and to pay related fees and expenses in respect of the Offer is approximately US$30 million.

    Pursuant to the terms to the Commitment Letter, subject to certain conditions, including the approval of the Amendment by an affirmative vote of not less than 66 2/3% of outstanding Shares at the Special General Meeting, the Lender has agreed to enter into a Loan Agreement pursuant to which subject to fulfillment of certain conditions, the Lender will agree to make the Loan available to the Company. See Section 2.

    The Loan is expected to be secured by a mortgage on each of the Vessels together with an assignment of charterhire due to the Company under each of the Charters. The Loan will be made available to the Company subject to fulfillment of all relevant conditions of the Loan Agreement, and will be used by the Company to acquire the Shares being purchased pursuant to the Offer. The Loan Agreement will require the Loan to be repaid in full on the sixth anniversary of the date the Loan was advanced unless the Loan Agreement is extended or the Loan refinanced on terms deemed reasonable to the Company. Interest on the Loan shall be payable quarterly at the rate per annum of the London Inter-bank Offered Rate ("LIBOR") for the relevant amount of US Dollars at the rate per annum of LIBOR plus .525%. The Company will enter into an interest rate hedge agreement under which interest will be fixed. The Company believes that based on current rates, such interest would be fixed at approximately 5.1% per annum.

    The foregoing summary of the Commitment Letter and its terms are qualified in their entirety by reference to the text of such document, which is included as an exhibit to the Schedule 13E-4 and incorporated herein by reference.

    As of October 28, 1998, the Company had issued and outstanding 11,813,850 Shares. The 1,870,967 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 16% of the Company's Shares outstanding on October 289, 1998. The Shares are listed and trade on the American Stock Exchange (the "AMEX") and the OSE under the symbol "NAT." On October 28, 1998, the last full trading day on the AMEX prior to the announcement and commencement of the Offer, the closing per Share sales price as reported by the AMEX was $11 7/8. On October 8, 1998, the last full trading day on the OSE on which a transaction on the Shares was reported, the quotation per share as reported on the OSE was NOK 125. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 7.

                         SPECIAL FACTORS

Special General Meeting to Consider the Amendment

    At present, the Company's Bye-Laws do not permit the Company to incur debt. The business of the Company is limited to the ownership, disposition and chartering of the Vessels until the termination of the Charters. The scope of the activities in which the Company may engage is strictly limited by its Bye-Laws. See Section 9 hereof.

    The obligations of the Company to consummate the Offer and to accept for payment and to pay for Shares tendered pursuant to the Offer is conditioned upon, among other things (i) the Company holding the Special Meeting to approve the Amendment; (ii) the approval by not less than 66 2/3% of the outstanding Shares of the Amendment ; (iii) the ratification and approval of the Loan Agreement by the Board of Directors of the Company and the fulfillment of the conditions for the drawdown of the Loan thereunder; and (iv) and, if required, the filing of Disclosure Documents.

    Concurrently herewith, the Company has duly called and and given notice of the Special Meeting to be held on November 30, 1998 for shareholders to consider and vote upon the proposal to amend the Bye-Laws of the Company to allow the Company to incur debt in an amount of $30 million to be used primarily to purchase the Shares tendered and accepted in the Offer and to pay related fees and expenses.

    The Board of Directors has determined that it is in the best interest of the Company to purchase the Shares pursuant to the terms and conditions of the Offer in light of recent trading prices and current market conditions. In addition, the Board has determined that incurring debt pursuant to the terms of the Commitment Letter to purchase Shares pursuant to the Offer is consistent with its dividend policy and in light of recent trading prices and current market conditions, makes this an attractive time to repurchase a significant portion of the outstanding Shares. Accordingly, the Board has proposed, amongst others amendments, inserting the following amendment to Bye-Law 84 in order to expand the purposes of the Company to encompass the incurrence of debt for borrowed money and repurchasing the
Shares:

         (x) entering into, or becoming a party to, and taking all actions including amending the Management Agreement and any other Agreements to which the Company is a party and furnishing such security over the Company's assets as may be necessary or desirable in connection with the incurrence of debt for borrowed money in the amount of up to US$30,000,000 to purchase its Common Shares and authorizing the Company to pay from the proceeds of such debt and from its income any costs, fees and expenses in connection with such incurrence, or any refinancing or replacement thereof, costs, expenses and fees related to any current or future proposals submitted by the Board of Directors to amend these Bye-Laws, including any related proxy solicitation and regulatory filings, and costs , expenses and fees related to the purchase by the Company of its Common Shares, including the costs and fees related to the preparation and conduct of a "Dutch Auction" self-tender offer.

    Adoption of the Amendment would include empowering the Board to amend the management agreement (the "Management Agreement") pursuant to which the Vessels are operated to allow the costs of the proxy solicitation, this Offer and associated costs to be borne by the Company. The Company will pay for the proxy solicitation and the Offer (including legal fees and printing and distribution costs) out of the funds received from the Loan entered into in connection with the Offer.

Certain Effects of the Offer

    The holders of Shares are entitled to receive dividends pro rata based on the number of Shares held, in the sole discretion of the Board. The Company's policy is to pay dividends to holders of Shares equal to the charterhire paid by the Charterer, less certain expenses. Upon the liquidation or winding up of the Company, the liquidator of the Company may divide among the holders of Shares the assets of the Company, including the value of the Vessels received minus expenses in the sale of such assets, after payment of the Company's debts.

    The Shares purchased pursuant to the Offer will be paid for using the proceeds of the Loan. The Company will be required to repay principal and interest on the Loan. During the term of the Charters, the Company will only be required to pay interest on the Loan. Such payments would reduce funds available for future distributions to shareholders. However, it is anticipated that non-tendering shareholders will benefit from the reduction in the number of outstanding Shares as a result of the purchase of Shares pursuant to the Offer resulting in a corresponding increase in the pro rata distribution of charterhire among shareholders after payment of interest (and principal after November 2004) on the Loan. See Section 7.

    The quarterly cash dividend of $0.30 per Share for the fourth quarter of 1998, payable on November 12, 1998 to each holder of record at the close of business on October 278, 1998, will be paid on Shares tendered and purchased by the Company, but no dividend will be paid in respect of such Shares for any dividend period commencing on or after October 278, 1998. See Section 7.

    The Company will be required to repay the full amount of the Loan, including all accrued interest and principal, upon maturity of the Loan, which is anticipated to coincide with the expiration of the Charters (excluding any option period exercised by the Charterer beyond the original term). Upon the Loan's expiration, the Company would either extend the terms of the Loan Agreement, refinance the Loan or sell the Vessels to repay the Loan. As of delivery in 1997, the aggregate book-value of the Vessels was $170.7 million. Assuming that the Company is not able to extend the terms of the Loan Agreement or refinance the Loan, a distribution to shareholders of the proceeds upon the sale of the Vessels, or any one Vessel, would be reduced by the amount necessary to repay the Loan. At the current rate of depreciation, the Vessels would have an aggregate book-value of approximately $122,957,374 in November 2004, assuming normal wear and usage based upon standard depreciation schedules of like equipment. The Company cannot represent or warrant what the fair market value of the Vessels will be in 2004. Prices for tankers, such as the Vessels, are dependent upon many factors beyond the ability of the Company to predict, including the price of oil and global economic conditions. If the Vessels were to be sold, depending upon the price received by the Company upon the sale of the Vessels, it is possible that no funds may be available for distribution to shareholders of the Company.

    The terms of the Loan will require the Vessels to be mortgaged as collateral. Default by the Company in repayment of the Loan could result in the loss of one or more of the Vessels by the Company should the Lender demand payment, accelerate the Loan, and foreclose on one or more of the Vessels. The terms of the Loan Agreement will require an assignment of the charterhire under the Charters to the Lender as security for the Company's obligations under the Loan Agreement. See Section 9. Default by the Company in repayment of the Loan could result in the Lender enforcing its security under the assignment of charterhire, and, as a result, no funds may be paid to the Company to be available
to be distributed to the shareholders of the Company.   See
Section 9.

                            THE OFFER

1.  Number of Shares; Proration.

    Upon the terms and subject to the conditions of the Offer, the Company will purchase 1,870,967 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at prices not in excess of $15.50 nor less than $11.50 per Share.

    The term "Expiration Date" means 11:00 p.m., Oslo time, and 5:00 p.m., New York City time, on November 30, 1998 unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 14 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right to purchase more than 1,870,967 Shares pursuant to the Offer. In accordance with applicable regulations of the United States Securities and Exchange Commission (the Commission), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See Section 14. In the event of an over-subscription of the Offer as described below, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

    The Company will select the lowest Purchase Price that will allow it to buy 1,870,967 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $15.50 nor less than $11.50 per Share) at an aggregate purchase price not exceeding $29.0 million. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares purchased in the Offer will be purchased at the Purchase Price.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THE COMPANY, ACTING THROUGH ITS BOARD OF DIRECTORS AND IN ACCORDANCE WITH THE COMPANIES ACT, HOLDING THE SPECIAL GENERAL MEETING TO CONSIDER THE AMENDMENT; (II) THE AFFIRMATIVE VOTE OF 66 2/32/3 % OF THE OUTSTANDING SHARES ADOPTING AND APPROVING THE AMENDMENT AT THE SPECIAL GENERAL MEETING;, (III) THE RATIFICATION AND APPROVAL OF THE LOAN AGREEMENT BY THE BOARD OF DIRECTORS OF THE COMPANY AND FULFILLMENT OF THE CONDITIONS FOR THE DRAWDOWN OF THE LOAN THEREUNDER;, AND (IV) IF REQUIRED, THE FILING WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE OSE OR ANY OTHER REGULATING AGENCY, AS APPLICABLE, ANY DOCUMENTS REQUIRED TO BE FILED WITH ANY SUCH AGENCY AND DISTRIBUTED TO THE SHAREHOLDERS.

    THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES
BEING TENDERED.  THE OFFER IS SUBJECT TO CERTAIN OTHER
CONDITIONS.  SEE SECTION 6.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE BYE-LAWS AMENDMENT AND THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NEITHER THE MANAGER NOR ANY OF THE COMPANY'S DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

    In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender Shares must (i) specify the price, not in excess of $15.50 nor less than $11.50 per Share, at which such shareholder is willing to have the Company purchase Shares or (ii) elect to have such shareholder's Shares purchased at a price determined by the Dutch Auction tender process, which could result in such Shares being purchased at the minimum price of $11.50 per Share. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price that it will pay for Shares properly tendered pursuant to the Offer and not withdrawn, taking into account the number of Shares tendered and the prices specified by tendering shareholders. The Company intends to select the lowest Purchase Price, not in excess of $15.50 nor less than $11.50 net per Share in cash, that will enable it to purchase 1,870,967 Shares (or such lesser number of Shares as are properly tendered) pursuant to the Offer at an aggregate purchase price not exceeding $29.0 million. Shares properly tendered pursuant to the Offer at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

    Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 1,870,967 Shares (or such greater number of Shares as the Company may elect to purchase) have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the basis set forth below:

    (a) first, all Shares tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

         (1)  tenders all Shares beneficially owned by such Odd
              Lot Holder at a price at or below the Purchase
              Price (tenders of fewer than all Shares owned by such shareholder will not qualify for this preference); and

         (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery;

    (b) second, after purchase of all of the foregoing Shares, all other Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below.

    Odd Lots. The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered at or below the Purchase Price by Odd Lot Holders. For purposes of the Offer, the term "Odd Lots" shall mean all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn by any person (an "Odd Lot Holder") who owned, beneficially or of record, as of the close of business on October 28,1998 and as of the Expiration Date, an aggregate of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To avoid proration an Odd Lot Holder must tender all such Shares in accordance with the procedures described in Section 3. This preference is not available to partial tenders or to beneficial or recordholders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot discounts in a sale of such holder's Shares. Any shareholder wishing to tender all of such shareholder's Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

    Proration. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each shareholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares properly tendered and not withdrawn by such shareholder to the total number of Shares properly tendered and not withdrawn by all shareholders, other than Odd Lot Holders, at or below the Purchase Price. The Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately seven AMEX trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent or the Dealer-Manager and may be able to obtain such information from their brokers.

    As described in Section 13, the number of Shares that the Company will purchase from a shareholder may affect the United States Federal income tax consequences to the shareholder of such purchase and, therefore, may be relevant to a shareholder's decision whether or not to tender Shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

    This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. Purpose of the Offer and Plans for the Company After the Offer.

    The Offer provides shareholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $15.50 nor less than $11.50 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without, where Shares are tendered by the registered owner thereof directly to the US Depositary (or Norwegian Depositary), the usual transaction costs associated with market sales. The Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Shareholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets.

    The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. The Board of Directors believes that the purchase of Shares will increase shareholder value. The funds required to complete the Offer and pay related expenses will be provided from the proceeds of the Loan (see the Introduction).

    Following the consummation of the Offer, the business and operations of the Company will be continued by the Company substantially as they are currently being conducted. Except as disclosed in this Offer to Purchase, the Company has no present plans or proposals that would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company other than in the ordinary course of business, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company, (iii) any change in the Board of Directors of the Company or management of the Company, including, but not limited to, a plan or proposal to change the number or term of the directors, to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer, (iv) any material change in the present dividend policy or indebtedness or capitalization of the Company, except as specifically provided in the Offer to Purchase in respect of repayment of the Loan (see Special Factors), (v) any other material change in the Company's corporate structure or business or (vi) any change in the Company's Memorandum of Association and Bye-Laws or instruments corresponding thereto, except as specifically provided in the Offer to Purchase in respect of the Amendment and in the proxy materials for the Special General Meeting (see Special Factors), or any other actions which may impede the acquisition or control of the Company by any person.

    The Shares of the Company acquired pursuant to the Offer will be treated as cancelled and the amount of the Company's issued share capital shall be diminished by the nominal value of the Shares acquired. The Company has no current plans for the Shares purchased pursuant to the Offer.

    The purchase of the Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

    Depending upon the aggregate market value and per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the AMEX. If these standards are not met, quotations might continue to be published in the over-the-counter "additional list" or in one of the "local lists," but if the number of holders of Shares held by US citizens or residents falls below 300, or if the aggregate market value of publicly held Shares should fall below

$1,000,000, the AMEX rules provide that the securities would no longer be "authorized" for AMEX reporting and the AMEX would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company, or by any beneficial owner of more than 10% of the Shares, ordinarily will not be considered as being publicly held for the purpose of determining what are publicly held Shares.

    In the event the Shares were no longer eligible for trading on the AMEX, trades might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon, among other things, the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms and the possible termination of registration under the Exchange Act as described below.

    The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 with respect to "going private" transactions, no longer applicable to the Company. Furthermore, if the Company acquires a substantial number of Shares, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for AMEX reporting.

    However, it is expected that following the Offering by the Company, the Shares will continue to be eligible for trading on the AMEX and the Shares will continue to be eligible for listing on the OSE. In addition, it is expected that the Shares will remain registered pursuant to the Exchange Act. See Section 11.

3.  Procedures for Tendering Shares.

    Proper Tender of Shares. Holders of Shares who are not citizens or residents of the US and holders of Shares that are registered in the VPS should follow the procedures for acceptance of the Offer by overseas shareholders in Section 16. For Shares held by holders in the US to be validly tendered pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the US Depositary at its address set forth on the back cover of this Offer to Purchase or
(b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below. IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH SHAREHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST EITHER (A) PROPERLY INDICATE IN THE SECTION CAPTIONED "SHARES TENDERED AT A PRICE DETERMINED BY SHAREHOLDER" ON THE LETTER OF TRANSMITTAL THE PRICE AT WHICH THEIR SHARES ARE BEING TENDERED OR (B) CHECK THE BOX IN THE SECTION CAPTIONED "SHARES TENDERED AT A PRICE DETERMINED BY DUTCH AUCTION."

    A shareholder who desires the maximum chance that such shareholder's Shares will be purchased at the relevant Purchase Price should check the box on the Letter of Transmittal marked "Shares Tendered at a Price Determined by Dutch Auction." Note that this election could result in such shareholder's Shares being purchased at the minimum price of $11.50 per Share. Shareholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. TO PROPERLY TENDER SHARES, EITHER THE BOX IN THE SECTION CAPTIONED "SHARES TENDERED AT A PRICE DETERMINED BY DUTCH AUCTION" OR ONE OF THE BOXES IN THE SECTION CAPTIONED "SHARES TENDERED AT A PRICE DETERMINED BY SHAREHOLDER" MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

    IN ADDITION, ODD LOT HOLDERS WHO TENDER ALL SUCH SHARES MUST
COMPLETE THE BOX CAPTIONED "ODD LOTS" ON THE LETTER OF
TRANSMITTAL AND, IF APPLICABLE, ON THE NOTICE OF GUARANTEED
DELIVERY, TO QUALIFY FOR THE PREFERENTIAL TREATMENT AVAILABLE TO
ODD LOT HOLDERS AS SET FORTH IN SECTION 1.

    SHAREHOLDERS WHO HOLD SHARES THROUGH BROKERS OR BANKS ARE URGED TO CONSULT SUCH BROKERS OR BANKS TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF SHAREHOLDERS TENDER SHARES THROUGH SUCH BROKERS OR BANKS AND NOT DIRECTLY TO THE DEPOSITARY.

    Signature Guarantees and Method of Delivery. No signature guarantee is required if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company or the Philadelphia Depository Trust Company (each, a the "Book-Entry Transfer Facility" and collectively, the Book-

Entry Transfer Facilities) whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal. In all other cases, for Shares held by citizens or residents of the US, signatures of the Letter of Transmittal must be guaranteed by a member firm of a registered national securities exchange, a member of the AMEX, or by a commercial bank or trust company having an office or correspondent in the US (each of the foregoing being referred to as an "Eligible Institution"). If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate share power, in either case, signed exactly as the name of the registered holder appears on the certificate, or share power guaranteed by an Eligible Institution.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the US Depositary or of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the US Depositary's account at a at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

    Book-Entry Delivery. The US Depositary will establish an account with respect to the Shares for purposes of the Offer at each the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the respective Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the US Depositary's account in accordance with the respective Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the US Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the US Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE US DEPOSITARY.

    Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share certificates cannot be delivered to the US Depositary prior to the Expiration Date (or the procedures for Book-Entry Transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the US Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

         (a)  such tender is made by or through an Eligible
              Institution;

         (b) the US Depositary receives by hand, mail, overnight carrier, telegram or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

         (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the US Depositary's account at one of the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the US Depositary within three AMEX trading days after the date of receipt by the US Depositary of such Notice of Guaranteed Delivery.

    Risk of Delivery. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

    Return of Tendered Shares. If any tendered Shares are not purchased, or if fewer than all Shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a the Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering shareholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such shareholder.

    Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder and the Company's interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company. None of the Company, the Dealer Manager, the International Dealer-Manager, the US Depositary, the Norwegian Depositary, the US Information Agent, the Scandinavian Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

    Backup Withholding Tax. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer. Under the US United States Federal income tax laws, the US Depositary may be required to withhold 31% of the amount of any payments made to certain shareholders pursuant to the Offer. To prevent backup US United States Federal income tax withholding with respect to payments made pursuant to the Offer, each tendering shareholder must provide the US Depositary with such shareholder's correct taxpayer identifications number and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 139 of the Letter of Transmittal. Any holder of Shares should consult immediately his or her independent professional advisor with respect top to his or her own tax position. See Section 13 and Section 16.

4.  Withdrawal Rights.

    Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 11:00 p.m., Oslo time, and 5:00 p.m., New York City time, on December 24, 1998.

    For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the US Depositary or the Norwegian Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares held by US citizens or residents to be withdrawn have been delivered or otherwise identified to the US Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry tender set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares.

    None of the Company, the Dealer-Manager, the International Dealer-Manager, the US Depositary, the Norwegian Depositary, the US Information Agent, the Scandinavian Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.

    Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn Shares are properly retendered prior to the Expiration Date by again following one of the procedures described in Section 3, or Section 16 with respect to overseas shareholders.

5.  Purchase of Shares and Payment of Purchase Price.

    Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company (i) will determine the Purchase Price it will pay for the Shares properly tendered and not withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, and
(ii) will accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered at or below the Purchase Price and not withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the US Depositary of its acceptance of such Shares for payment pursuant to the Offer.

    Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single per Share Purchase Price for 1,870,967 Shares (subject to increase or decrease as provided in Section 14) or such lesser number of Shares as are properly tendered at prices not in excess of $15.50 nor less than $11.50 per Share and not withdrawn as permitted in Section 4 at an aggregate purchase price of $29.0 million and not withdrawn as permitted in Section 4.

    The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the US Depositary, which will act as agent for all tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders.

    In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately seven AMEX trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the applicable Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering shareholder at the Company's expense as promptly as practicable after the Expiration Date without expense to the tendering shareholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

    The Company will pay all share transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all share transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the share transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

6.  Certain Conditions Of The Offer.

    Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after October 29, 1998 and prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment:

         (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or materially impair the contemplated benefits of the Offer to the Company;

         (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly
              (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares,
              (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially and adversely affect the business, condition
              (financial or other), income, operations or prospects of the Company, or otherwise materially impair in any way the contemplated future conduct of the business of the Company;

         (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the OSE, any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Norway, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Norway, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States or Norway, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

         (d) a tender or exchange offer for any or all of the Shares (other than the Offer) shall have been proposed, announced or made by any person other than the Company;

         (e) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than the Manager) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares or (ii) of any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") or made a public announcement reflecting an intent to acquire the Company or any of its assets or securities other than in connection with a transaction authorized by the Board of Directors of the Company;

         (f) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or share ownership of the Company that, in the Company's reasonable judgment, is or may be material to the Company;

         (g) the Amendment is not approved by the requisite vote of the shareholders of the Company;

         (h)  the Board of Directors does not approve the Loan
              Agreement;

         (i)  the filing of any Disclosure Documents is not made;

         (j) the Company is unable to enter into a satisfactory interest rate hedging agreement with respect to the Loan; or

         (k) any conditions for drawdown of the Loan are not fulfilled.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at anytime and from time to time. Any determination by the Company concerning the events described above will be final and binding.

7.  Price Range of Shares; Dividends.

    Price Range of Shares. The Shares are listed and traded on the AMEX and OSE under the symbol "NAT." The AMEX is the Company's primary listing. The secondary trading market for the Shares is the OSE. The following table sets forth, for the two most recent fiscal years and the 1998 fiscal quarters indicated, the high and low closing per Share (warrants before September 30, 1997) sales prices as reported by AMEX and the high and low market quotations for Shares on the OSE as derived from its daily official list, in Norwegian Krone per share and the cash dividends paid or to be paid, per Share:

                      AMEX (1)(2)    OSE(1)(2)     Dividends
                      __________     _________     _________

                                                         Paid
                                                         Per
               High       Low       High        Low      Share
               ____       ___       ____        ___      ________
_

1996
1st Quarter   $  4 3/8  $  3 3/8  NOK  23.00  NOK  21.00   --
2nd Quarter   $  4 1/4  $  3 1/4  NOK  24.00  NOK  20.00   --
3rd Quarter   $  4 3/4  $  3 3/4  NOK  27.00  NOK  22.00   --
4th Quarter   $  4 1/2  $  3 3/4  NOK  28.00  NOK  24.00   --

1997
1st Quarter   $  4 5/8  $  3 3/4  NOK  30.00  NOK  24.00   --
2nd Quarter   $  5      $  3 5/8  NOK  34.00  NOK  25.00   --
3rd Quarter   $  7 5/8  $  5      NOK  48.00  NOK  35.00   --
4th Quarter   $ 19 1/8  $ 16 3/8  NOK  130.00 NOK  110.00  $0.30

1998
1st Quarter   $ 16 1/2  $ 14 7/8  NOK 120.00  NOK  110.00  $0.40
2nd Quarter   $ 16 1/2  $ 14 3/4  NOK 129.00  NOK  115.00  $0.41
3rd Quarter   $ 15      $ 11      NOK 125.00  NOK  125.00  $0.32

______________________
1. The quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions and do not necessarily reflect the actual transaction.

2. Prior to September 1997, Shares were represented as warrants listed on the AMEX and the OSE. No dividends were declared in connection with its warrants. The Shares were issued by the Company upon exercise of the warrants on September 30, 1998 at an exercise price of $10.21 per warrant. Each warrant entitled the holder to one share. The Company received aggregate proceeds from the exercise of the warrants of $119,779,768.13 before deducting expenses.

3. The Company intends to pay a quarterly cash dividend of $0.30 for the fourth quarter of 1998 on November 12, 1998 to holders of record at the close of business on October
      28, 1998.

    On October 28, 1998, the last full trading day on the AMEX prior to the announcement and commencement of the Offer, the closing price per Share sales price on the AMEX was $11 7/8. On October 8, 1998, the last fully trading day on the OSE prior to the announcement and commencement of the Offer on which a transaction in the Shares was reported, the quotation per share as reported on the OSE was NOK 125. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    Dividends. Charterhire payable by the Charterer constitutes the Company's primary source of cash for distributions. Daily charterhire is equal to: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), payable quarterly in advance, and (ii) additional charterhire (which may equal zero) ("Additional Hire") which is the excess of a weighted average of the daily time charter rates for two round trip trade routes traditionally served by Suezmax tankers over the sum of
(A) $8,500 representing daily operating costs and (B) the Base Rate. The sum of the Base Rate, Additional Hire (if any), and the $8,500 operating costs component is generally known in the shipping industry as a "time charter equivalent" rate.

    The Company's expenses include: (i) the Management fee under the Management Agreement equal to $250,000 per annum; (ii) premiums payable in respect of the directors' and officers' and general liability insurance equal to approximately $180,000 per annum; and (iii) commissions payable to independent shipbrokers equal to 1.25% of the Base Rate paid by the Company under the Charters. Assuming consummation of the Offer, until November, 2004, the Company will also incur interest on the Loan in the approximate amount of $1,665,000 per annum (assuming the Loan equals $30 million and the interest rate is fixed at 5.1%) with a margin of .525%) plus annual agent's fees in the amount of $10,000. See Section 15. Repayment of the Loan in full is due November, 2004. See Section 8. No assurance can be given that the Company will not incur other expenses that may reduce the amount of charterhire available to make distributions to the shareholders of the Company.

    Dividends are declared at the discretion of the Board of Directors. The Company intends dividends to be payable quarterly in arrears, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. Each such dividends is payable to holders of record at the close of business on the record date as they appear in the share registry of the Company. There are no contractual or legal restrictions on the Company's current or future ability to pay dividends, including under its Memorandum of Association and Bye-Laws except those restrictions imposed under the Companies Act (which, as applied to the Company, requires the realizable value of the Vessels to be less than the sum of the Company's liabilities and surplus) or as may apply in the event of a default by the Company under the Loan Agreement.

    The following is a table of possible dividend rates that the Company would be able to pay depending on the number of Shares tendered, the Purchase Price for the Shares, and the number of Shares that the Company purchases pursuant to the Offer. These figures assume that the Company will maintain its present dividend policy. These figures also assume that the Company will not incur expenses other than those normally incurred for brokerage commissions and directors' and officers' liability insurance. The Company may well incur such expenses. In addition, the following figures are based on the assumption that the Company will borrow $30 million, due in six years, will apply $29 million to purchase of the Shares and $1 million to fees and expenses, and pay interest only quarterly at the fixed rate of 5.1% per annum, with a bullet repayment of principal in six years and an agent's fee of $10,000 per annum. Shareholders should not assume that the Company will actually fix its interest costs at this rate, which will depend upon the market at the time of drawdown, or that fees and expenses will not exceed $1,000,000, leaving less than $29 million for the purchase of Shares. The figures below set forth possible dividends based on receipt by the Company of charterhire at the Base Rate of $13,500 per Vessel per day, plus Additional Hire to the amounts shown. Shareholders should not assume that the Company will actually receive any Additional Hire.

    These figures also assume that the Company will amend the Offer to increase the number of Shares purchased in the event the Purchase Price is below $15.50. The Company has no obligation to do so.

CHARTERHIRE

Purchase
Price         11.50   12.00     12.50    13.00       13.50       14.00       14.50      15.00      15.50

Net Shares Outstanding

          9,292,1119,397,18 9,493,8509,583,081   9,665,702   9,742,421   9,813,850  9,880,517 9,942,8832
13,500         1.35    1.34      1.32     1.31        1.30        1.29        1.28       1.27       1.26
14,000         1.41    1.39      1.38     1.37        1.36        1.34        1.33       1.33       1.32
14,500         1.47    1.45      1.44     1.42        1.41        1.40        1.39       1.38       1.37
15,000         1.53    1.51      1.49     1.48        1.47        1.46        1.45       1.44       1.43
15,500         1.59    1.57      1.55     1.54        1.53        1.51        1.50       1.49       1.48
16,000         1.65    1.63      1.61     1.60        1.58        1.57        1.56       1.55       1.54
16,500         1.70    1.69      1.67     1.65        1.64        1.63        1.61       1.60       1.59
17,000         1.76    1.74      1.73     1.71        1.69        1.68        1.67       1.66       1.65
17,500         1.82    1.80      1.78     1.77        1.75        1.74        1.73       1.71       1.70
18,000         1.94    1.92      1.90     1.88        1.86        1.85        1.84       1.82       1.81

8.  Source and Amount of Funds.

    Assuming the Company purchases 1,870,967 Shares pursuant to the Offer at a purchase price of $15.50 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $30 million. It is anticipated that the Company will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses from the proceeds of the Loan (see the Introduction).

    On October 23, 1998 the Company entered into the received a Commitment Agreement Letter from Den norske Bank to obtain funds to purchase the Shares under the Offer. The Company will enter into a Loan Agreement that will reflect the material terms of the Commitment Letter. The Loan will bear interest payable quarterly at a rate per annum equal to LIBOR plus the applicable margin rate of 0.525%. The Company intends to enter into an interest rate hedge agreement under which interest will be fixed. The Company believes that based on current rates, such interest would be fixed at 5.1% per annum. Borrowings under the Loan Agreement will be secured by a mortgage on each Vessel and an assignment of charterhire under the Charters. The Loan Agreement also will contain certain representations and warranties, covenants and conditions customary to facilities of this nature. As of the date hereof, there have been no borrowings under the Loan Agreement.

    Principal on the Loan under the Loan Agreement will be repaid in full in November, 2004, unless such agreement is refinanced or extended on terms deemed reasonable to the Company.

    The preceding description of the Commitment Letter is qualified in its entirety by reference to the text of the Commitment Letter, which is an exhibit to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") of which this Offer to Purchase forms a part. A copy of the Schedule 13E-4 may be obtained from the United States Securities and Exchange Commission in the manner provided in Section 9 under the heading "Additional Information."

9.  Certain Information Concerning the Company.

General

    The Company, a Bermuda company, was organized in June, 1995. Its principal executive office is located at Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda. The business of the Company is limited to the disposition, ownership and chartering of the Vessels. The Company's activities are limited by its Bye-Laws to (i) entering into or becoming a party to shipbuilding contracts for the Vessels, (ii) entering into or becoming party to a supervision agreement with the Charterer to monitor construction of the Vessels, (iii) entering into the Charters or subsequent Charters with any subsequent charterer of the Vessels,
(iv) entering into certain United Kingdom finance leases, (v) entering into the Management Agreement and agreements related to the issuance of warrants and the public offering of the Shares, and (vi) entering into agreements to charter, lease or otherwise dispose of a Vessel upon termination of its original charter.

    The Charterer is obligated to charter the Vessels for the Original Term and may extend the Charters. The Company's policy is to pay dividends in amounts substantially equal to the charterhire received from the Charterer under the Charters.

    The Vessels are approximately 150,000 deadweight tonne double hull Suezmax oil tankers. The Vessels were acquired from the builder by the Company at a cost per Vessel of approximately
$56.9 million.

Certain Financial Information

    Set forth below is certain summary historical financial information of the Company. The historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 1997 (the "Company's 1997 Annual Report"), and from the unaudited summary consolidated financial statements included in the Company's quarterly report on Form 6-K for the period ended September 30, 1998 (the "Company's Quarterly Report"), and other information and data contained in the Company's 1997 Annual Report and the Company's Quarterly Report. The ratio of earnings to fixed charges is not shown as the Company did not have any fixed charges during the applicable periods. More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under the caption "Additional Information."

            Summary Historical Financial Information
                        (in U.S. dollars)

                     Year Ended December 31    Nine Months Ended
                     1997         1996         September 30, 1998

INCOME STATEMENT DATA:

Operating Revenues             0    $ 5,265,8800     $12,307,140
Commissions Paid               0        (47,081)       (138,207)
                     ___________      __________     ___________
Net Income                     0       5,218,799      12,168,933
Administrative
expenses               (430,000)       (461,674)       (283,336)
Depreciation and
amortization                   0     (1,707,807)     (5,123,421)
Net Operating Income   (430,000)       3,049,318       6,762,176
                     ___________     ___________     ___________
Financial Income
and expenses
Interest Income                0         147,504          63,027
Bank Charges                   0           (330)               0
                     ___________     ___________     ___________

Net Financial Income           0          147,17          63,027
Net Profit for
the Year               (430,000)       3,196,492       6,825,203
                     ___________     ___________     ___________

Allocation of current
year net profit

Dividends paid as of
end of Period                  0     (3,544,155)    (12,168,266)
Dividends accrued
as of end of Period                  (1,181,385)
Transfer from Legal
Reserves                       0       1,529,048       5,343,063
Dividend per Share             0            0.40            1.03

BALANCE SHEET DATA

Assets

Total Current Assets     374,919       1,614,715         154,997
Total Assets          51,599,679     170,682,878     164,099,739
                     ___________     ___________     ___________

Liabilities and
Shareholders' Equity
Dividend payable               0       1,181,385               0
Shareholders' Equity  51,599,679     169,501,493     164,099,739
                     ___________     ___________     ___________
Book value per
common share outstanding    4.37           14.45           13.89

Summary Unaudited Pro Forma Financial Information

    The following summary unaudited pro forma financial information is based on historical information which has been adjusted to reflect the assumed purchase pursuant to the Offer of 2,150,000 Shares at a $13.50 Purchase Price as if the Offer had occurred on January 1, 1997 for income statement purposes and December 31, 1997 for balance sheet purposes for the fiscal year ended December 31, 1997 and on January 1, 1998 for income statement purposes and September 30, 1998 for balance sheet purposes for the nine month period ended September 30, 1998. The assumptions on which the pro forma financial information is based are further described in the Notes to the Summary Unaudited Pro Forma Financial Information table. The summary unaudited pro forma financial information should be read in conjunction with the summary historical financial information and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.Summary Unaudited Pro Forma Financial Information

(1)(2)
                     Year Ended December 31,

                                     1997    Nine Months Ended
                                             September 30, 1998

    INCOME STATEMENT DATA
    Operating Revenues           $  5,265,880     $  12,307,140
    Commissions Paid                 (47,081)         (138,207)
    Net Income                      5,218,799        12,168,933
    Administrative Expenses         (461,674)         (283,336)
    Depreciation and Amortization (1,707,807)       (5,123,421)
    Net Operating Income            3,049,318         6,762,176

    Financial Income and Expenses
    Interest Expense                (302,496)       (1,736,973)
    Bank charges                  (1,000,330)                --
    Net Financial Income          (1,302,826)       (1,736,973)

    Net profit for the Year         1,746,492         5,025,203

    Allocation of current year
    net profit
    Dividends paid as of end of
    Period                        (2,094,155)      (10,368,266)
    Dividends accrued as
    of end of Period              (1,181,385)
    Transfer from Legal Reserves    1,529,048         5,343,063

    Dividend per share                   0.34              1.07

    BALANCE SHEET DATA
    Assets
    Total Current Assets            1,614,715           154,997
    Total Assets                  170,682,878       164,099,739

    Liabilities and
    Shareholders' Equity
    Dividend Payable                1,181,385                 0
    Bank Loan                      30,000,000        30,000,000
    Shareholders' Equity          139,501,493       134,099,739

    Book value per common
    share outstanding                   14.56             13.88
    Ratio of earnings to
     fixed charges (3)                   6.77              3.89

    (1) The pro forma data assumes the Company has purchased 2,150,000 shares (9,663,850 outstanding) pursuant to the Offer at the purchase price per share of $13.50 and paid for the expenses of the Offer estimated to aggregate $1,000,000.

    (2) A rate of interest of 6% was used to calculate the pro forma increase in interest expense for the year ended
         December 31, 1997 and the nine month period ended
         September 30, 1998.

    (3) Ratio of earnings to fixed charges is calculated by taking the sum of net profits plus interest expense and dividing that sum by interest expense. As the Charters commenced on October 1, 1997, the Company's net profit for the year ended December 31, 1997 reflects income received only during the fourth calendar quarter.

Additional Information

    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. The Company is exempt from the proxy rules of Regulation 14A under the Exchange Act because it is a "foreign private issuer" within the meaning of such regulation. The Company does distribute proxy forms to its shareholders that do not conform to Schedule 14A of the Exchange Act. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York, 10006, on which the Shares are listed.

10.  Interest of Directors and Officers; Transactions and
     Arrangements Concerning Shares.

         The Manager owns approximately 1,762,471 Shares as of October 28 (the "Record Date"). The Manager receives a management fee of $250,000 per year in respect of its duties under the Management Agreement.

         Based on the Company's records and information provided to the Company by its directors, executive officers, and associates, neither the Company nor any of its associates or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company, nor any associates of such directors or executive officers, has effectuated any transactions in the Shares during the 40 business days prior to the date hereof.

         Except as set forth in this Offer to Purchase, neither the Company nor any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

11.  Effects of the Offer on the Market for Shares;
     Registration Under the Exchange Act.

         The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the AMEX, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the AMEX. The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations. The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the Commission. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act. See Section 2.

12.  Certain Legal Matters; Regulatory Approvals.

         Except as set forth in this Offer to Purchase, the Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of the Shares pursuant to the Offer, or, except as set forth below, of any approval or other action by any US state, US federal or foreign governmental, administrative or regulatory agency or authority, that would be required for the acquisition or ownership of Shares by the Company pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that such approval or other action will be sought. While the Company does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the Company's business, or that certain parts of the Company's business might not have to be disposed of or held separate or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or action. The Company's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this
Section 12.  See Section 6 for a description thereof.

         Antitrust. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC") certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied.

         The Company believes that the Offer is exempt from the notification and information requirements under the HSR Act.

         Other Foreign Approvals. The Company is a Bermuda company and the Shares are listed on the OSE. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of approval of, governmental authorities in such countries and jurisdictions.

13.  Certain United States Federal Income Tax Consequences.

         The following summary describes the principal United States federal Federal income tax consequences of an exchange of Shares for cash pursuant to the Offer by United States Holders (as defined below). This summary is based upon the Internal

Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury Regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could affect the tax consequences described herein and could be made on a retroactive basis.

         This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances, or to certain types of shareholders (such as certain financial institutions, dealers or traders in securities or commodities, insurance companies, tax-exempt organizations, persons who own 10% or more of the voting stock of the Company, or persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar). For purposes of this summary, a "United States Holder" is a holder of Shares that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State or division thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. Notwithstanding the preceding sentence, to the extent provided in United States Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons will also be United States Holders. A "Non-United States Holder" is a holder of Shares other than a United States Holder. This summary does not address the state, local or foreign tax consequences of participating in the Offer. EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO SUCH HOLDER OF PARTICIPATION IN THE OFFER.

         Consequences to Tendering Shareholders of the Exchange of Shares for Cash Pursuant to the Offer. An exchange of Shares for cash in the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Company with the tax consequences described below.

         Under Section 302 of the Code, a United States Holder whose Shares are exchanged pursuant to the Offer will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the exchange (i) results in a "complete termination" of all of such holder's equity interest in the Company, (ii) is a "substantially disproportionate" redemption with respect to such holder or (iii) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. In applying each of the Section 302 tests, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities and any Shares that such holder has the right to acquire by exercise of an option or by conversion of a security.

         A United States Holder that exchanges all Shares actually and constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in the Company if either
(a) all the Shares actually and constructively owned by the Holder are sold pursuant to the Offer, or (b) all the Shares actually owned by the Holder are sold pursuant to the Offer and the Holder is eligible to waive and does effectively waive attribution of all Shares constructively owned by the Holder pursuant to the otherwise applicable "family attribution" rules in accordance with the special exception provided in Section 302(c) of the Code. An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange. A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative share interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful
reduction."   However, United States Holders expecting to rely
upon the "not essentially equivalent to a dividend" test should consult their tax advisors as to its application in their particular situations.

         If a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the

Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's exchange of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the holder satisfies any of the three tests described above. Conversely, a United States Holder may not be able to satisfy one of the above three tests because of contemporaneous acquisitions of Shares by such Holder or a related party whose Shares would be attributed to such Holder.

         If a United States Holder is treated as having sold such holder's Shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under "Passive Foreign Investment Company Considerations", below, any such gain or loss will be capital gain or loss. Gain, if any, generally will be U.S. United States source gain. In the case of a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such Shares exceeds one year.

         Subject to the discussion under "Passive Foreign Investment Company Considerations", below, if a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 as having sold such holder's Shares for cash, cash received by such holder will be treated as a dividend to the extent of such holder's rateable share of the Company's current and accumulated earnings and profits. Such a dividend will be includible in the United States Holder's gross income as ordinary income without reduction for the adjusted tax basis of the Shares exchanged, and no loss will be recognized. In such event the United States Holder's adjusted tax basis in its remaining the exchanged Shares exchanged generally will be added to such holder's adjusted tax basis in the remaining Shares. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will not be eligible for a dividends-received deduction. To the extent, if any, that the cash received by a United States Holder exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of such United States Holder's tax basis in the Shares and thereafter as capital gain.

         The Company cannot predict whether or to what extent the Offer will be over subscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer shares than are tendered. Therefore, a United States Holder can be given no assurance that a sufficient number of such holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

         Consequences to Shareholders Who Do not Tender or Whose Tender is not Accepted Pursuant to the Offer. Shareholders, none of whose Shares will be exchanged pursuant to the Offer, will not incur any United States federal income tax liability as a result of the consummation of the Offer.

         Passive Foreign Investment Company Considerations. The Company is a "passive foreign investment company" ("PFIC") for US United States Federal Federal income tax purposes. United States persons owning shares of a PFIC are subject to a special United States federal income tax regime with respect to certain distributions received from the PFIC and with respect to gain from the sale or disposition of stock of the PFIC. A United States shareholder of a PFIC is subject to different rules depending on whether the shareholder makes an election to treat the corporation as a "Qualified Electing Fund" (a "QEF election") for the first taxable year of the shareholder that includes any part of a taxable year of the corporation for which it is a PFIC (a "timely QEF election"). For this purpose, a person may be treated as a shareholder of the Company if that person owns a warrant entitling him to acquire Shares (a "Warrant").

         A United States Holder who makes a timely QEF election (an "Electing Holder") must report for federal income tax purposes his pro rata share of the "ordinary earnings" (i.e., the net operating income) and the net capital gain, if any, of the Company for the taxable year of the Company that ends with or within the taxable year of the Electing Holder. The "net capital gain" of the Company is any excess of any net long-term capital gains over net short-term capital losses of the Company and is reported by the Electing Holder as long-term capital gain. Any net operating losses or net capital losses of the Company do not pass through to the Electing Holder and do not offset any ordinary earnings or net capital gains of the Company reportable to Electing Holders in subsequent years. Dividends received from the Company by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's inclusions of "ordinary earnings" and "net capital gain." Any gain or loss recognized by an Electing Holder who is treated under Section 302 of the Code as having sold Shares in the exchange will be treated as capital gain or loss. In addition, with respect to a United States Holder who has in effect at the time of the exchange an election under Section 1294 of the Code to extend the time for payment of tax on the undistributed earnings of the Company, participation in the exchange will terminate that election with respect to the undistributed earnings that are attributable to the exchanged Shares.

         A United States Holder who does not make a timely QEF election (a "Non-Electing Holder") is subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's aggregate holding period for the Shares and Warrants) and (ii) any gain realized on the sale or other disposition of Shares. Under these rules, (i) the excess distribution or gain is allocated ratably over the Non-Electing Holder's aggregate holding period for the Shares and Warrants;
(ii) the amount allocated to the current taxable year is taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years is subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit is imposed with respect to the resulting tax attributable to each such other taxable year. These penalties do not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of Shares. Accordingly, the ordinary income treatment and interest charges as described in this paragraph apply to a Non-Electing Holder with regard to any gain recognized or dividend received by the holder, as the case may be.

         For taxable years beginning after 1997, a United States Holder could elect to "mark to market" the Shares if the Shares are listed on the AMEX. Under such an election, the United States Holder would include in income each year an amount equal to the excess, if any, of the fair market value of the Shares as of the close of the taxable year over the United States Holder's adjusted basis in the Shares. The United States Holder would be allowed a deduction for the excess, if any, of the adjusted basis of the Shares over the fair market value of the Shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains included by the United States Holder for prior taxable years. The United States Holder's adjusted basis in the Shares would be adjusted to reflect the amounts included in, or deducted from, income under this election. Amounts included in income pursuant to this election, as well as gain realized on the sale or other disposition of the Shares, would be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss realized on the sale or other disposition of the Shares to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder, would be treated as ordinary loss. A United States Holder generally would not be subject to the deferred tax and interest charge provisions discussed above with respect to Shares for which a mark-to-market election has been made. Accordingly, a United States Holder who has in effect a "mark to market" election with respect to its Shares at the time of the exchange will be subject to ordinary income treatment as described in this paragraph with respect to any gain recognized or dividend received by the holder, as the case may be.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

         United States Federal Income Tax Backup Withholding. Under the US United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the IRS, unless the shareholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the US Depositary (as payor) and certifies under penalties of perjury that such number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the US Depositary that it is not subject to backup withholding. If the US Depositary is not provided with the correct taxpayer identification number, the United States Holder (as defined in Section 13 herein) also may be subject to a penalty imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain "exempt recipients" (including, among others, all corporations and certain Non-United States Holders (as defined in Section 13 herein)) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. Such statements can be obtained from the US Depositary. See Instruction 14 of the Letter of Transmittal.

         TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH BACKUP WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE

CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9
INCLUDED AS PART OF THE LETTER OF TRANSMITTAL.

14.  Extension of Offer; Termination; Amendment.

         The Company expressly reserves the right, in its sole discretion, at anytime and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the US Depositary and Norwegian Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the US Depositary and Norwegian Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 3:00 p.m., Oslo time, and 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change.

         If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4 (d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the number of Shares being sought in the Offer or the Dealer Manager's soliciting fees and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and
(ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or bank holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time or Oslo time.

15.  Fees and Expenses.

         The Company has retained Lazard Freres & Co. LLC and Lazard Capital Markets, to act as the Dealer-Managers in connection with the Offer for which it will receive reasonable and customary fees, and the Company will reimburse its their out of pocket expenses including attorneys fees. In addition, the Company has agreed to indemnify the Dealer-Managers against certain liabilities and expenses, including certain liabilities under the federal securities laws.

         ChaseMellon Shareholder Services, l.l.c. and DnB Markets L.L.C has have been retained to act as the Information Agents in the US and Norway, respectively, in connection with the Offer. The Information Agents may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer material to beneficial owners. In addition, ChaseMellon Shareholder Services, l.l.c. has been retained as the US Depositary and Den norske Bank ASA has been retained as the Norwegian Depositary. The Information Agents, the US Depositary and the Norwegian Depository Agent each will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

         The Offer will be made through Lazard Freres & Co. LLC as the Dealer-Manager, or one or more registered brokers or dealers that are licensed under the laws of each such jurisdiction in jurisdictions in the United States in which it must be made through a registered broker-dealer. The Company will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Information Agent). Brokers, dealers, commercial banks, trust companies or other persons will be reimbursed by the Company, upon request, for reasonable and customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

         It is estimated that the expenses incurred by the Company in connection with the Offer will be approximately $1,000,000. The Company will be responsible for paying all expenses, including fees for the Dealer-Managers, U.S. Depositary, Norwegian Depositary, Information Agents, and the printing, filing, mailing and legal fees.

16.  Overseas Tender Procedures, Currency Risk and Tax
     Consequences.

         The making of the Offer in, or to certain persons who are citizens, residents or nationals of, jurisdictions outside the United States may be prohibited or affected by the laws of the relevant overseas jurisdiction. Holders of Shares who are citizens, residents or nationals of jurisdictions outside the United States should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such holder of Shares wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, compliance with other necessary formalities and the payment of any issue, transfer or other taxes or duties in such jurisdiction. Any such holder of Shares will be responsible for payment of any issue, transfer or other taxes or duties or other requisite payments due in such jurisdiction by whomsoever payable and Company or one of its associates and any such person acting on their behalf shall be entitled to be fully indemnified and held harmless by such holder of Shares for any issue, transfer or other taxes or duties as the Company or one of its associates or such person may be required to pay.

         Holders of Shares Entered in the VPS. Holders of Shares entered in the VPS should deliver their Letters of Transmittal and related documents to the Norwegian Depositary. In all other respects, the provisions of Section 3 shall apply. The provisions of this Section and/or other terms of the Offer relating to overseas holders of Shares may be waived, varied or modified as regards specific holders of Shares by the Company. Reference in this Section to holders of Shares shall include references to the person or persons executing a Letter of Transmittal and, in the event of more than one person executing a

Letter of Transmittal, the provisions of this Section shall apply to them jointly and severally.

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

         Payments to holders of Shares that are registered entered in the VPS will be made in Norwegian Krone.

         Holders of such Shares will receive funds on the following basis:

         THE ACTUAL AMOUNT OF FUNDS RECEIVED WILL DEPEND UPON THE EXCHANGE RATE PREVAILING ON THE DATE ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY IN US DOLLARS AND THE COST OF THE NORWEGIAN DEPOSITARY TO CONVERT US DOLLARS TO NORWEGIAN KRONE. HOLDERS OF SHARES SHOULD BE AWARE THAT THE US DOLLAR/NORWEGIAN KRONE EXCHANGE RATE WHICH IS PREVAILING AT THE DATE OF DISPATCH OF PAYMENT MAY BE DIFFERENT FROM THAT PREVAILING ON THE DATE ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY THE COMPANY. IN ALL CASES, FLUCTUATIONS IN THE U.S. DOLLAR/NORWEGIAN KRONE EXCHANGE RATE AND THE COST OF CONVERSION ARE AT THE RISK OF ACCEPTING HOLDERS OF SHARES. THE COMPANY SHALL HAVE NO RESPONSIBILITY WITH RESPECT TO THE CASH CONSIDERATION PAYABLE TO HOLDERS OF SHARES ENTERED IN THE VPS OTHER THAN TO MAKE PAYMENT IN US DOLLARS.

         The Company has been advised that, under current Norwegian practice, the taxation treatment of the acceptance of the Offer for holders of Shares will depend on the particular circumstances of such holders of Shares. The following summary is applicable only to holders of Shares who are the beneficial owners of their Shares, who hold their Shares as an investment, and who are resident in Norway for tax purposes.

         A valid acceptance of the Offer by a holder of Shares will constitute a disposal, or part disposal, for the purpose of taxation of capital gains in Norway. Such a disposal or part disposal, may, depending on such holder's particular circumstances, give rise to a liability to taxation of capital gains.

         Any holder of Shares who is in any doubt about his or her own tax position or who is subject to taxation in any jurisdiction other than the US is urged to consult his or her independent professional adviser immediately.

         See Section 13 with respect to the backup withholding tax requirements for Non-United States Holders.

17.  Miscellaneous.

         The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by Lazard Freres & Co. LLC, as Dealer-Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

         Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Company.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER DEALER-MANAGERS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER-MANAGER.

                        NORDIC AMERICAN TANKER SHIPPING LIMITED


October 29, 1998

      Facsimile copies of the Letter of Transmittal will be
       accepted from Eligible Institutions.  The Letter of
      Transmittal and certificates for Shares and any other
         required documents should be sent or delivered
        by each shareholder or such shareholder's broker,
      dealer, commercial bank, trust company or nominee to
   the US Depositary at one of its addresses set forth below.

               The US Depositary for the Offer is:

            ChaseMellon Shareholder Services, L.L.C.

By Mail:

     ChaseMellon Shareholder Services, L.L.C.
     Post Office 3301
     South Hackensack, NJ 07606
     Attn: Reorganization Department

By Overnight Courier:

     ChaseMellon Shareholder Services, L.L.C.
     85 Challenger Road
     Mail Drop - Reorg
     Ridgefield Park, NJ 07660
     Attn: Reorganization Department

By Hand:

     ChaseMellon Shareholder Services, L.L.C.
     120 Broadway, 13th Floor
     New York, NY 10271
     Attn: Reorganization Department

By Facsimile Transmission:
(for Eligible Institutions Only)

     (201) 296-4293
     Confirm by Telephone:
     (201) 296-4860
     Toll Free Number:
     (800) 774-5469

The Norwegian Depositary for the Offer is:

     Den norske Bank ASA

By Mail:

     Den norske Bank ASA
     Registrars Dept.
     P.O. Box 1171 Sentrum
     0107 Oslo
     Norway

By Overnight Courier, Hand:

     Den norske Bank ASA
     Registrars Dept.
     Stranden 21, Aker Brygge
     0250 Oslo
     Norway

Facsimile: +47 22 48 29 80
Confirm by Telephone: +47 22 48 35 86


         Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agents or the Dealer-Managers at the telephone numbers and locations listed below. Shareholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the US Depositary or the Norwegian Depositary.

             The Information Agent for the Offer is:

            ChaseMellon Shareholder Services, L.L.C.
                      450 West 33rd Street
                    New York, New York  10001
         Banks and Brokers (call collect) (212) 273-8080
           All others (call toll free) (800) 774-5469

The Dealer-Manager for the Offer is:

     Lazard Freres & Co.
     30 Rockefeller Plaza
     New York, NY 10020
     (212) 632-6717 (call collect)

The International Dealer-Manager for the Offer is:

     Lazard Capital Markets
     21, Moorfields
     London, EC2P 2HT
     +44 171-588-3000

The Scandinavian Information
Agent for the Offer is:

     DnB Markets
     Stranden 49
     N-0170 Oslo, Norway
     +47-22-94-88-89

October 29, 1998





































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